

















VS&Co
VICTORIA'S SECRET & CO.

June 4, 2026

Dear Fellow Shareholder,

Victoria's Secret & Co.'s ("VS&Co" or the "Company") 2026 Annual Meeting of Shareholders ("Annual Meeting") is on Thursday, June 11 at 8:30 a.m. Eastern Time. The Board of Directors (the "Board") needs your support to continue driving the Company's outperformance.

On June 2, VS&Co reported strong first quarter 2026 results that significantly exceeded top- and bottom-line guidance and reflected the progress we are making against our Path to Potential strategy. The market responded with a record one-day increase in our share price, reinforcing confidence in our strategy.

Our results reflect broad-based momentum across categories, channels and geographies. In the first quarter we:

- Delivered double-digit sales growth across Victoria's Secret, PINK and Beauty
- Achieved our fourth consecutive quarter of positive comps
- Drove double-digit growth in new customer acquisition and continued customer file expansion
- Continued to outperform the broader intimates market and grew our market share

Based on our strong performance and confidence in the business, we raised our full-year 2026 outlook for both net sales and adjusted operating income

As CEO Hillary Super stated on our earnings call:

"We are increasingly confident in the trajectory of the business. Our teams are executing with greater precision and agility. Victoria's Secret, PINK and Beauty are gaining cultural relevance and expanding their customer files. We also have a robust calendar of collaborations, partnerships and high-impact brand moments ahead including the return of the fashion show, where we plan to extend the halo even further.

More people are engaging with our brands, talking about our brands and participating in our brand moments. That growing engagement is creating a multiplier effect across the business and gives us confidence in our ability to sustain growth over time."

This momentum is the direct outcome of the decisive actions taken by the Board of Directors (the "Board"), led by Chair Donna James, and the management team to reposition VS&Co for long-term growth and value creation.

The Path to Potential Strategy Is Delivering Strong Results for Shareholders

Supercharge Our Bra Authority
Bras delivered profitable double-digit growth, contributing significantly to overall company growth, with broad-based strength across silhouettes and price tiers.

Recommit to PINK
PINK generated profitable double-digit growth, with strong growth in core apparel and intimates and improved regular-price selling.

Fueling Growth in Beauty
Beauty accelerated to profitable double-digit growth, demonstrating encouraging momentum driven by continued strength in fine fragrance and mists.

Evolve our Brand Projection and Go-to-Market Strategy
Our brand projection and go-to-market strategy is continuing to build momentum, increasing brand relevance and customer file growth at VS and PINK.

Vote "**FOR**" all our highly-qualified directors to support continued value creation

A little more than a year ago, we launched our Path to Potential strategy to strengthen our brands, deepen customer engagement and unlock long-term value. Today, strong execution is driving progress in each pillar of our strategy:

Under CEO Hillary Super's leadership, and with the support of the Board's active oversight and strategic guidance, VS&Co is executing a compelling strategy that is creating significant shareholder value.

Since the Board announced Ms. Super's appointment in August 2024, VS&Co has delivered total shareholder return ("TSR") of 314%, significantly outperforming the peer group used by research analysts, the S&P 500 Consumer Discretionary Distribution Retail index, and the S&P 600.[1]

TSR Since Announcement of Hillary Super's Appointment as CEO on Aug. 14, 2024


314%
Total Shareholder Return
+322%
(8%)
+282%
32%
+284%
30%
Peers Used by Research Analysts
S&P 500 Consumer Discretionary Distribution & Retail Index
S&P 600

Increase In Median Analyst Price Target*


+414%
$90.00
56%
$17.50
25%
Aug 2024
Today2
% of Buy Ratings2
Price Target2
*Since Announcement of Hillary Super's Appointment as CEO on Aug. 14, 2024[2]

All Independent Proxy Advisory Firms Support the Company's Highly Qualified Director Nominees

All three independent proxy advisors, Institutional Shareholder Services (ISS), Glass Lewis & Co and Egan-Jones Proxy Services, recommend that VS&Co shareholders vote "FOR" all nine of the Company's director nominees, including Independent Chair Donna James.

Their recommendation to support all our highly qualified director nominees reaffirms that our Board is best positioned to continue overseeing the successful execution of our Path to Potential strategy and continued value creation for shareholders.

At this critical moment, shareholders face a clear choice: continue building on the substantial progress already underway or risk disrupting a strategy that is delivering tangible results.

We encourage shareholders to allow the Board and management team to continue driving this momentum. Your Board unanimously recommends that shareholders vote on the WHITE proxy card "FOR" all of VS&Co's highly qualified director nominees.

We appreciate your continued support.

Sincerely,

The Victoria's Secret & Co. Board of Directors

[1]Source: FactSet as of June 3, 2026, measured against price at close on unaffected date of August 13, 2024, the date before the public announcement of Ms. Super's appointment. Analyst peer group includes peers referenced by at least one analyst in initiating coverage research reports and is comprised of Abercrombie & Fitch, American Eagle, Gap, Urban Outfitters, Levi, Buckle, Carters, Torrid, Lululemon, Aritzia, Bath & Body Works, Capri, Dillard's, Genesco, J.Jill, Kohl's, Macy's, The Children's Place, Tilly's, Tapestry, Zumiez, H&M, Industria de Diseno Textil (Inditex) and Vera Bradley. The S&P 500 Consumer Discretionary Distribution & Retail Index is a point of comparison referenced by BBRC in its public letter dated May 4, 2026; the index consists of S&P 500 companies classified under the distribution & retail sub-industry groups within the broader Consumer Discretionary sector of the GICS (Global Industry Classification Standard).

[2] Median of latest analyst research target prices as of June 3, 2026, measured against median of latest analyst research target prices as of August 13, 2024, the date before the public announcement of Ms. Super's appointment. % of Buy Ratings includes analyst research reports that issue price targets.



For more information regarding VS&Co's momentum and highly-qualified Board, please visit:
VSPathtoPotential.com

YOUR VOTE IS IMPORTANT.

To ensure your shares are represented at the Annual Meeting,
please submit your vote TODAY: **Use the WHITE Proxy Card to Vote
"FOR" ALL OF VS&CO'S HIGHLY QUALIFIED NOMINEES**

If you have any questions or require any assistance with voting
your shares, please call the Company's proxy solicitor:

INNISFREE M&A INCORPORATED

Shareholders, please call: (877) 750-0831 (toll free from the U.S. and Canada) or
+1 (412) 232-3651 (from all other countries)

About Victoria's Secret & Co.

Victoria's Secret & Co. (NYSE: VSXY) is a specialty retailer of modern, fashion-inspired collections including signature bras, panties, lingerie, sleepwear, apparel, sport and swim as well as award-winning prestige fragrances and body care. VS&Co is comprised of market leading brands, Victoria's Secret and PINK, that strive to inspire confidence, spark joy and celebrate sexy. Additionally, Adore Me, our digital intimates brand serves women across budgets and lifestyles. We are committed to empowering our more than 30,000 associates across a global footprint of approximately 1,420 retail stores in approximately 70 countries.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements, which may be identified by words such as "estimate," "commit," "will," "target," "forecast," "goal," "project," "plan," "believe," "seek," "strive," "expect," "anticipate," "intend," "continue," "potential" or the negative of these words and any similar expressions, involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future performance. Actual results may differ materially from those expressed or implied in any forward-looking statement.

Factors that could cause actual results to differ include, among others: general economic conditions, inflation, and changes in consumer confidence and consumer spending patterns; market disruptions; uncertainty in the global trade environment, including tariffs and retaliatory measures; our ability to successfully implement our strategic plan; leadership changes and turnover in key positions; our ability to source, produce, distribute and sell merchandise globally, including risks related to geopolitical conflicts, supply chain disruptions (and related pricing impacts), currency fluctuations and labor disputes; fluctuations in freight, product input and energy costs; cybersecurity risks and our ability to maintain data security and privacy; shareholder activism matters; and other risks and uncertainties described in "Item 1A. Risk Factors" in our 2025 Annual Report on Form 10-K filed with the SEC on March 20, 2026.

All forward-looking statements are made only as of the date of this document. Except as may be required by law, we assume no obligation to make publicly available any update or other revisions to any of the forward-looking statements contained in this document.